Ernexa Therapeutics Inc.

1035 Cambridge Street, Suite 18A

Cambridge, MA 02141

April 25, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Ernexa Therapeutics Inc.

Registration Statement on Form S-3

Filed April 16, 2025

File No. 333-286581

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ernexa Therapeutics Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern Time, April 29, 2025, or as soon as practicable thereafter.

Very truly yours,

Ernexa Therapeutics Inc.

By:	/s/ Sandra Gurrola
Sandra Gurrola
Senior Vice President, Finance